FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of March, 2004

                        Commission File Number: 000-28994

                                    Eidos plc

                             Wimbledon Bridge House,
                          1 Hartfield Road, Wimbledon,
                             London, United Kingdom
                                 44 208 636 3000
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F
                                         X

                                    Form 40-F
                                         _


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

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Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home
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report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                       Yes
                                        X

                                       No
                                        _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N/A__


Eidos plc Interim Results for First Half 2004 and Acquisition of IO
Interactive

    LONDON--(BUSINESS WIRE)--March 4, 2004--

   30% Increase in Operating Profit (Pre Goodwill and Exceptionals) and Acquisition of IO Interactive A/S for GBP 23 Million Initial
                             Consideration

    Eidos plc (LSE: EID.L; NASDAQ: EIDSY), one of the world's leading publishers and developers of entertainment software, today announces its interim results for the six months to 31 December 2003 and the intended acquisition of IO Interactive.

    Interim Results: Highlights for the six months to 31 December 2003

    --  Operating profit pre goodwill and exceptionals up 30% to GBP
        7.1 million

    --  10 new products (23 skus) released on schedule

    --  Continued rigorous cost control

    --  Profit after tax up 42% to GBP 6.2 million

    --  Gross margin improvement from 51.3% to 62.2%

    --  Strong operating cash inflow and cash funds

    --  Further major franchise titles due for release in second half



Interim Results: Summary                      6 months to 6 months to
                                              31 Dec 2003 31 Dec 2002
GBP Million                                     Unaudited   Unaudited

Turnover                                            78.7        88.9
Gross Margin                                        62.2%       51.3%
Operating profit pre goodwill and
 exceptionals(1)                                     7.1         5.4
Profit after tax                                     6.2         4.4
Cash and cash equivalents                           58.1        60.4
Operating cash inflow                                4.2         0.0
EPS before goodwill amortisation                    4.6p        3.6p


    As a consequence of the adverse impact caused by the weakening of the US dollar, US hardware sales falling short of market forecasts and two titles achieving less than management's expectations, turnover reduced from GBP 88.9 million in 2002 to GBP 78.7 million in 2003.

    Commenting on the results, Mike McGarvey, CEO of Eidos, said:

    "I am pleased to announce operating profits pre goodwill and exceptionals up 30% and profit after tax up 42%, our third consecutive profitable six month period. This performance has been driven by the on-schedule release of a strong portfolio of quality games and demonstrates the benefits of our strategy of owned IP supported by stringent cost and process controls.
    "We look forward to the remainder of this financial year, which will see the release of some of our most exciting titles. We remain confident in meeting current market expectations for the full year to 30 June 2004."

    Acquisition of IO Interactive A/S: Highlights

    Eidos is extremely pleased to announce that it has entered into a conditional agreement to acquire IO Interactive, the Danish based studio, responsible for the development of the hugely successful
Hitman franchise.

    -- Initial consideration of GBP 23 million, in cash and stock, plus up to GBP 5m contingent payment linked to four year performance based earn-out

    -- Small contribution to operating profit expected in this financial year and earnings enhancing at each level of the earn-out

    --  In line with Eidos strategy of increasing owned IP

    -- Significantly strengthens Group's European creative base and resource for development of next generation technology

    -- Secures future rights to highly successful and critically acclaimed Hitman franchise - Hitman 2: Silent Assassin has sold over 3 million units

    -- Conditional exchange of contracts signed - completion expected by 31 March 2004 and consolidation from that date

    Commenting on the acquisition of IO Interactive, Mike McGarvey, CEO of Eidos, said:

    "We welcome the IO team of outstanding, technically creative developers, who we know share our vision and values. The relationship and experience we have already shared with IO over the past five years gives us great confidence in their ability not only to maintain the outstanding success of Hitman, but also to develop new titles of unique IP. In addition, their market leading technology will be a key element in the Group's transition to next generation platforms."

    Janos Flosser, Managing Director of IO Interactive, said:

    "Eidos is an ideal partner for IO with an inspired and successful management team who share a similar production and development ethos to our own. We are delighted to take our existing relationship to the next stage. We will look to continue producing successful franchises, such as Hitman, and help to define a winning technology platform which has the potential to be more widely used across the Eidos studios."

    Enquiries:


Eidos plc                                             0208 636 3000
Mike McGarvey,* CEO
Stuart Cruickshank, CFO

Brunswick UK                                          020 7404 5959
Jonathan Glass
Wendel Carson

Brunswick NY                                          001 212 333 3810
Nina Devlin

*An interview with Mike McGarvey, CEO, in video, audio and text will be available from 7:00 am on Thursday, 4 March 2004 on Eidos' new corporate website at www.eidos.com and on www.cantos.com.

    Eidos is the largest video games publisher and developer of entertainment software in the UK. We have publishing operations across Europe (France, Germany, Spain and the UK) and in the US, Japan and Australia. We also have significant development studio expertise, both internal and external, in Europe and the US.
    IO Interactive was established in September 1998 as a joint venture between Nordisk Film & TV A/S and the game developer Reto-Moto. Based in Copenhagen, IO Interactive develops advanced 3D computer games for the global market. Using proprietary technologies, IO products are represented on all major platforms. The first title
Hitman: Codename 47, a third-person action game, was released in November 2000. The Hitman franchise is now well established as one of the industry's biggest original intellectual properties.

    Eidos plc is a public limited company registered in England (number 2501949). Its Ordinary shares are listed on the London Stock Exchange (ticker: EID.L) and, in the form of American Depositary Shares, on the NASDAQ National Market (symbol: EIDSY). Further information on the Company can be found at www.eidos.com.
    Eidos and the Eidos logo are registered trademarks of Eidos plc. All other trademarks are the property of their respective owners. All rights reserved.

    This statement contains information about our past performance or practices. No such information should be used as an indicator of future performance or practices. It may also contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. You can identify these statements by their use of words such as "will", "anticipate", "estimate", "expect", "project", "intend", "plan", "should", "may", "assume" and other similar words. You should not place undue reliance on our forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include: general economic conditions in the Group's markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; the Group's ability to continue to win acceptance of its products, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences (particularly in the entertainment business); the Group's ability to attract and retain qualified personnel; risks of doing business internationally; and other risks described from time to time in Eidos plc's Securities and Exchange Commission periodic reports and filings. We undertake no obligation to update our forward-looking statements, whether as a result of new information, future events or otherwise. No information contained in this statement constitutes or shall be deemed to constitute an invitation or otherwise deal in shares or ADR's of Eidos plc. The price of shares and income derived from them can go down as well as up.

    (1)Operating profit (pre goodwill and exceptionals) of GBP 7.1 million (2002: GBP 5.4 million) is derived from a total operating profit from continuing operations of GBP 6,930,000 (2002: GBP 4,814,000), adjusted for amortisation of goodwill of GBP 126,000 (2002: GBP 134,000) and joint venture goodwill amortisation of GBP nil (2002: GBP 471,000).

    Interim Report for the Six Months to 31 December 2003

    Introduction

    The Company has continued to make good progress in the achievement of its strategic objectives and is pleased to report a third consecutive profitable six month period. Particularly pleasing is the significant increase in operating profits pre goodwill and exceptionals, which were 30% ahead of the equivalent period last year at GBP 7.1 million (2002: GBP 5.4 million)(1).
    The progress reported today is further evidence that the Company is delivering the benefits of the many operational improvements, in both development and publishing, made over the past three years. In particular, the steps taken by the Company to reduce delays through an improved development process, has resulted in the on-schedule release of all games during the period. It is the Company's aim to deliver further improvements as its Operational Excellence programme, launched last year, begins to deliver tangible results.

    Review of Operational Performance

    During the six month period to 31 December 2003, the Company released 23 skus (10 products), including Backyard Wrestling: Don't Try This at Home, Commandos 3: Destination Berlin, Legacy of Kain:
Defiance, Championship Manager: Season 03/04 and Deus Ex: Invisible War. Sales performed broadly in line with management's expectations, with the exception of Commandos 3 and Legacy of Kain, which did not achieve expected levels. Deus Ex: Invisible War, Legacy of Kain:
Defiance and Whiplash were released in North America only. In addition, the period included further console sales in Europe of Tomb
Raider: The Angel of Darkness, together with a strong performance from our back catalogue titles.
    The factors referred to above, combined with US hardware sales falling short of market forecasts and the adverse impact caused by the weakening of the US dollar, have resulted in turnover in the period of GBP 78.7 million, lower than the GBP 88.9 million reported in the same period last year.
    Gross margin for the six months to 31 December 2003 increased to 62.2% compared to 51.3% for the same period last year. This was due to the higher proportion of internally developed titles as well as a greater proportion of PC based games. Gross margins for the full year are now set to exceed 2003 levels. As mentioned earlier, the Company continues to make operational improvements in the business and has also increased its R&D expenditure to reflect the continued investment in the forward product pipeline.
    Total operating expenses before goodwill were GBP 44.1 million (2002: GBP 42.9 million)(2). Sales and marketing costs in the period were GBP 13.1 million (2002: GBP 15.0 million), reflecting a consistent level of marketing and advertising to support new releases. Research and development, representing the Group's total investment in product development, totalled GBP 20.1 million (2002: GBP 18.2 million). This reflects a move back to expected levels of investment, and underlines the Group's commitment to delivering future growth.
    General and administrative costs for the period were GBP 10.9 million (2002: GBP 9.7 million). Of the increase, GBP 0.7 million was attributable to a transaction loss on foreign exchange of GBP 0.3m, compared to a GBP 0.4m gain in 2002. Management remains committed to continuing the tight control of its overhead cost base.
    The goodwill amortisation charge of GBP 0.1 million (2002: GBP 0.1 million) relates to the 2001 acquisition of Ion Storm.
    The Group's share of profits arising from the distribution activities of its Spanish joint venture partner, Proein, was GBP 2.1 million during the period (2002: GBP 2.7 million) and reflects a return to more normal levels of activity in Proein in the period. Profits at Proein have historically been significantly biased towards the first half.
    The profit per share excluding goodwill amortisation was 4.6p (2002: 3.6p); including goodwill amortisation it was 4.5p (2001:
3.2p).

    Financing and Cashflow

    The Group had net cash funds of GBP 58.1 million at 31 December 2003 (2002: GBP 60.4 million). The cash inflow from operating activities for the period was positive at GBP 4.2 million. The increase in operating profit was partially off-set by the increase in working capital resulting from the greater bias this year in trading in the run up to Christmas.

    Reduction in the Share Premium Account

    On 5 February 2004, the High Court approved (following shareholders' approval at an Extraordinary General Meeting held on 12 December 2003), a reduction in the Company's share premium account of GBP 60 million. The purpose of the reduction was to provide the Company with additional flexibility for possible distributions to shareholders. This does not imply however any commitment at this stage by the Company in relation to these matters, which will remain under periodic review.

    Exceptional items

    There were no exceptional items during the period. In the period to 31 December 2002 the Group received a GBP 1.4 million litigation settlement, net of costs, in respect of its investment in Express.com.

    Taxation

    The Group recorded a tax charge of GBP 1.6 million for the period. Included within this sum is GBP 0.4 million in respect of the Group's share of profits in its joint venture, Proein, GBP 1.3 million relating to the Group's current year tax charge for the six months, and the balance relating to the release of provisions in respect of prior years. The availability of tax losses within the Group means that the effective rate of tax is expected to remain slightly below 25% for the full year.

    Dividends

    No interim dividend has been paid or declared during the period (2002: GBP nil).

    Intellectual Property (IP) Management

    On 30 January 2004, Eidos announced the official launch of its North London based Beautiful Game Studios, created to continue the development of the Company's best selling Championship Manager football management series. The next edition of the game, Championship Manager 5, is currently under development and will be launched in Autumn 2004. The creation of Beautiful Game Studios follows Eidos' announcement on 4 September 2003 that it had, by mutual agreement, ended its existing developer relationship with Sports Interactive.
    The Crystal Dynamics Studio in the US is making good progress in the development of the next Tomb Raider game, scheduled for release during FY05. Crystal Dynamics also delivered a new franchise, Whiplash, during the period in addition to Legacy of Kain for the US market. Deus Ex: Invisible War is set for release in Europe on 6 March following its successful US release in the first half.
    Following the transfer of the Tomb Raider franchise to Crystal Dynamics, the Core Design studio, previously responsible for Tomb Raider, has been restructured and refocused and retains a high quality, motivated development team. A number of new concept ideas for this studio are currently under review.
    During the period, the Company continued to leverage the value from its own IP with a movie deal being entered into for Fear Effect (similar to those previously entered into for Tomb Raider and Deus Ex) together with a number of further license deals for the Tomb Raider franchise.

    New Media Division

    On 28 October 2003, Eidos announced the launch of its New Media Division. The division was created to drive New Media opportunities within the core business, allowing Eidos to extend its intellectual property into markets enabled by new technologies.
    During the period, Eidos published two launch titles for Nokia's N-Gage, Tomb Raider and Pandemonium, with Tomb Raider quickly establishing itself as the number one selling game on that platform. Eidos also launched three Tomb Raider games on Vodafone live!, each of which topped the charts at launch. A similar license agreement has recently been concluded with AT&T Wireless. Overall, the New Media Division is gaining momentum and exploring several new commercial opportunities in the New Media gaming environment.

    Board Changes

    On 15 July 2003, the Board announced that Jeremy Heath-Smith, Development Director of Eidos and Managing Director of Core Design Limited, was stepping down from the Boards of both companies with immediate effect. On 28 October, Jonathan Kemp, European Managing Director, was promoted to the Eidos Board with effect from 1 December 2003. At the same time, the Company also announced that Simon Protheroe would immediately step down from the Eidos Board following his appointment as head of the New Media Division.

    Current Trading and Future Prospects

    During the second half of this financial year, the Company expects to release a further 23 skus (6 products), including Thief: Deadly Shadows, ShellShock: Nam '67 (previous working title: Tour of Duty) and, on 30 April, the next sequel in the highly successful Hitman franchise, Hitman: Contracts.
    Based on trading performance to date and the strength of the forthcoming release schedule in the second half, the Board remains confident in meeting current market expectations for the full year to 30 June 2004.

    Acquisition of IO Interactive A/S ("IO")

    Eidos today announces that it has entered into a conditional agreement to acquire the entire share capital of IO, a leading
European video game software developer based in Copenhagen, Denmark. The transaction:

    -- is consistent with the Company's strategy of increasing its owned IP;

    -- secures the future rights of the highly successful Hitman franchise, jointly developed with IO;

    --  enhances the Group's European developer capabilities; and

    -- brings IO's leading edge technology platform to Eidos which is expected to play a key role in the development of next generation technology across the Group.

    The initial consideration payable is GBP 23.0 million and will be satisfied by GBP 21.0 million in cash and 1.5 million new Eidos shares, subject to certain lock-up provisions. Eidos expects that IO will be debt free at completion. Deferred consideration of up to GBP
5.0 million in cash is payable dependent upon the number of new game units released in excess of 2.1 million units per annum over the four year period following completion. We expect the acquisition to make a small contribution to operating profit in this financial year and to be earnings enhancing at all levels of the earn-out.

    The financial benefits to Eidos of acquiring IO include:

    -- retaining future royalties that would otherwise be payable to IO (in relation to future Hitman releases); and

    -- publishing and development profits on new and existing games developed by IO.

    For the financial year ended 31 December 2003, IO's audited turnover was GBP 7.9m (2002: GBP 9.2m) and operating profit was GBP 0.1m (2002: GBP 4.2m). Profit before tax was GBP 0.3m in 2003 (2002:
GBP 3.7m). Net assets of IO at 31 December 2003 were GBP 2.3m (2002:
GBP 2.1m).*
    IO is being acquired from its existing management, a private investor and all-employee share plan beneficiaries. Consequently, the acquisition will take place in two parts. Part one, which is subject to certain closing conditions, will deliver not less than a 90% interest in IO and is expected to be completed by 31 March. Part two, which requires the Company's compulsory acquisition of the remaining interest in IO from the employee share plan beneficiaries, is expected to be completed by 30 June 2004.
    The share element of the purchase price will be apportioned between seven of IO's senior management plus a further seven key employees. The shares will be subject to restrictions on dealing to be released on a phased basis during the period from 1 November 2004 up to the announcement of the Company's preliminary results for the full year to 30 June 2005 (expected in September 2005). A capped royalty based incentive programme, designed to drive exceptional performance, will be introduced at IO from completion, and new individual service agreements will be entered into by the senior IO personnel referred to above.
    The existing IO management, under Janos Flosser, Managing Director, will continue to operate the local studio business on a day-to-day basis. Janos will also join the Eidos Development Committee and bring his strong creative and technical skills to the Group's production and development effort. IO's team of 134 skilled developers will continue to build on the successful Hitman franchise, the last edition of which, Hitman 2: Silent Assassin, has sold in excess of 3 million units to date. The third edition of the game, Hitman:
Contracts, is on track to launch on 30 April 2004 and has already received extremely positive media coverage.
    IO also has a second creative team which has been responsible for the development of Freedom Fighters, a squad based fighter game, which was released in October 2003 by Electronic Arts and which has sold circa 1 million units to date. A decision relating to any Freedom Fighters sequel will be considered in parallel with other original IP projects currently being developed by Eidos and IO in order to maximise the potential of this second team.

    (1) Operating profit (pre goodwill and exceptionals) of GBP 7.1 million (2002: GBP 5.4 million) is derived from a total operating profit from continuing operations of GBP 6,930,000 (2002: GBP 4,814,000), adjusted for amortisation of goodwill of GBP 126,000 (2002: GBP 134,000) and joint venture goodwill amortisation of GBP nil (2002: GBP 471,000).
    (2) Total operating expenses before goodwill of GBP 44.1 million (2002: GBP 42.9 million) is derived from operating expenses of GBP 44,201,000 (2002: GBP 43,065,000) adjusted for amortisation of goodwill of GBP 126,000 (2002: GBP 134,000).
    * The results of IO have been translated into sterling at a rate of 10.57 DKK (closing rate at 31 December 2003).




            Unaudited Consolidated Profit and Loss Account

                                                 6 months    6 months
                                                  to 31       to 31
                                          Notes  December    December
                                                    2003        2002
                                                 GBP '000    GBP '000
  Turnover: group and share of joint
   venture                                        91,450     102,167
  Less: share of joint venture's turnover        (12,703)    (13,228)
                                                 --------    --------
  Group turnover - continuing operations      2   78,747      88,939
     Cost of sales                               (29,744)    (43,281)
                                                 --------    --------
  Gross profit                                    49,003      45,658
  Sales and marketing                            (13,081     (14,965)
  Research and development                       (20,068)    (18,238)
  Administrative expenses
    Amortisation of goodwill                        (126)       (134)
    Other                                        (10,926)     (9,728)
                                                 --------    --------
  Total administrative expenses                  (11,052)     (9,862)
                                                 --------    --------
  Operating expenses                             (44,201)    (43,065)
                                                 --------    --------
  Group operating profit                           4,802       2,593
  Share of operating profit of joint
   venture                                         2,128       2,692
  Joint venture goodwill amortisation                 --        (471)
                                                 --------    --------
  Total operating profit from continuing
   operations                                      6,930       4,814
---------------------------------------------------------    --------
  Profit on disposal of investment before
   goodwill                                          488          --
  Less: related goodwill (previously
   written off to reserves)                         (488)         --
---------------------------------------------------------    --------
  Profit on disposal of investment after
   goodwill                                   3       --
  Exceptional item                            3       --       1,441
  Interest receivable and similar income           1,020       1,025
  Interest payable and similar charges              (124)       (612)
                                                 --------    --------
  Profit on ordinary activities before
   taxation                                   2    7,826       6,668
  Tax charge on profit on ordinary
   activities                                 4   (1,577)     (2,254)
                                                 --------    --------
  Profit on ordinary activities after
   taxation                                        6,249       4,414
                                                =========   =========
  Earnings per share                          5     4.5p        3.2p
                                                =========   =========
  Earnings per share before goodwill          5     4.6p        3.6p
                                                =========   =========
  Diluted earnings per share                  5     4.4p        3.1p
                                                =========   =========


                 Unaudited Consolidated Balance Sheet

                                                  As at       As at
                                                    31          31
                                          Notes   December    December
                                                   2003        2002
                                                             Restated
                                                             (Note 1)
                                                 GBP '000    GBP '000
Fixed assets
Intangible assets                                    115         389
Tangible assets                                    4,786       4,832
Investments
  Joint venture
    - Share of gross assets                        6,400       7,381
    - Share of gross liabilities                  (2,306)     (2,849)
                                                 --------    --------
                                                   4,094       4,532
Interest in associated undertaking                     -           1
                                                 --------    --------
Total fixed assets                                 8,995       9,754
                                                 --------    --------
Current assets
Stocks                                             3,476       4,439
Debtors
  - due within one year                       6   35,693      29,129
  - due after one year                        6       45         645
Cash at bank and in hand                          58,057      60,412
                                                 --------    --------
Total current assets                              97,271      94,625
Creditors: Amounts falling due within one
 year                                         7  (27,036)    (41,705)
                                                 --------    --------
Net current assets                                70,235      52,920
                                                 --------    --------
Total assets less current liabilities             79,230      62,674
Creditors: Amounts falling due after more
 than one year                                7       --        (956)
Provisions for liabilities and charges                --      (1,246)
                                                 --------    --------
Net assets                                        79,230      60,472
                                                =========   =========
Capital and reserves
Called up share capital                            2,806       2,798
Share premium account                            138,386     138,235
Other reserves                                       690         707
Profit and loss account                          (59,891)    (81,023)
Reserve for own shares                            (2,761)       (245)
                                                 --------    --------
Equity shareholders' funds                    8   79,230      60,472
                                                =========   =========


              Unaudited Consolidated Cash Flow Statement

                                                 6 months    6 months
                                                  to 31       to 31
                                          Notes  December    December
                                                    2003        2002

                                                 GBP '000    GBP '000
Net cash inflow/(outflow) from operating
 activities                                   9    4,211         (27)
                                                  -------     -------
Dividends from joint ventures and
 associates                                           30           -
                                                  -------     -------
Returns on investments and servicing of
 finance
Interest received                                    812       1,067
Bank interest and finance charges paid               (81)       (183)
Interest element of finance lease rentals             (5)        (17)
                                                  -------     -------
                                                     726         867
                                                  -------     -------
Taxation
UK tax (paid)/repaid                                  (1)        283
Overseas tax paid                                 (1,652)        (16)
                                                  -------     -------
                                                  (1,653)        267
                                                  -------     -------
Capital expenditure and financial
 investment
Purchase of tangible fixed assets                 (1,296)     (1,072)
Sale of tangible fixed assets                          2          17
Proceeds from other investments                       --       1,441
                                                  -------     -------
                                                  (1,294)        386
                                                  -------     -------
Acquisitions and disposals
Sale of associate                                    488          --
                                                  -------     -------

Net cash inflow before management of liquid
resources and financing                            2,508       1,493

Management of liquid resources
(Increase)/decrease in short-term deposits        (2,057)      7,207
                                                  -------     -------
Financing
Issue of ordinary share capital                       61         130
Capital element of finance lease payments            (42)       (111)
Purchase of own shares                            (2,485)         --
                                                  -------     -------
                                                  (2,466)         19
                                                  -------     -------
(Decrease)/increase in net cash in the
 period                                           (2,015)      8,719
                                                =========   =========


                         Notes to the Accounts

    1. Accounting policies

    The financial statements have been prepared on the basis of the accounting policies set out on pages 24 and 25 of the Eidos plc Report and Accounts for the year ended 30 June 2003, which have been applied consistently throughout the period, except as noted below.

    Own shares

    Own shares held by the Company's Employee Benefit Trust were previously classified under UITF 13 as fixed asset investments. For the shares that relate to the restricted stock scheme or the performance share plan, as prescribed by UITF 17, the difference between their market value at the date of grant and their exercise price is being charged to the profit and loss account over three years, the performance period of each scheme.
    UITF 38 - Accounting for ESOP Trusts, which has been adopted, has superseded UITF 13. The effect of adoption is to show the consideration paid by the Company for investments in its own shares as a deduction in arriving at shareholders' funds, instead of fixed assets. This has resulted in fixed asset investments of GBP 199,000 being transferred to an Own shares reserve. As there is a requirement in UITF 38 to disclose the historic cost of own shares held, a further adjustment of GBP 77,000, being the cumulative UITF 17 charge to date, has been reclassified from the Profit and loss reserve to Own shares reserve.
    The adjustments made for the adoption of UITF 38 are shown in note
8.

    2. Segmental analysis
    Segmental analysis by class of business

    Turnover, profit and net assets are derived from or belong to the entertainment software business.


               Segmental Analysis by Geographical Area

                                By destination         By origin
                               6 months  6 months  6 months  6 months
                                 to        to        to        to
                                 31        31        31        31
                               December  December  December  December
                                  2003      2002      2003      2002

Turnover - continuing
 activities                    GBP '000  GBP '000  GBP '000  GBP '000
United Kingdom                  16,731    16,062    23,714    25,295
France                          11,353     7,532    13,590     9,680
Germany                          7,958     8,224     8,806     9,178
Rest of Europe                  11,130    10,216        --         -
United States of America        25,636    41,218    29,426    42,775
Rest of World                    5,939     5,687     3,211     2,011
                              --------- --------- --------- ---------
                                78,747    88,939    78,747    88,939
                              ========= ========= ========= =========


Segmental analysis by geographical area - continued

                                              6 months to  6 months to
                                              31 December  31 December
                                                  2003         2002
Profit/(loss) before interest and taxation      GBP '000     GBP '000

United Kingdom                                      1,662         510
France                                              1,519          34
Germany                                              (102)       (614)
Spain (joint venture)                               1,904       2,221
United States of America                            1,838       4,423
Rest of World                                         109        (319)
                                               ----------- -----------
                                                    6,930       6,255
                                               =========== ===========


                                                  As at        As at
                                              31 December  31 December
                                                  2003         2002
                                                             Restated
Net assets/(liabilities)                         GBP '000    GBP '000

United Kingdom                                     95,500      85,468
France                                              4,554       1,759
Germany                                            (1,400)       (939)
Spain (joint venture)                               4,094       4,532
United States of America                          (23,446)    (30,426)
Rest of World                                         (72)         78
                                              ------------ -----------

                                                   79,230      60,472
                                              ============ ===========


    3. Profit on investments and exceptional items

    On 4 September 2003, Eidos and Sports Interactive Limited announced an agreement to end their existing relationship for the development of the Company's highly successful Championship Manager football management series. Eidos agreed to surrender its 25% interest in Sports Interactive for a cash consideration of GBP 488,000, generating a nil profit following the transfer of attributable goodwill from reserves of GBP 488,000.
    During the 6 month period ended 31 December 2002, the Group received a GBP 1.4 million litigation settlement, net of costs, in respect of its investment in Express.com. The Group took an exceptional charge against the full carrying value of this investment in the twelve months to 31 March 2001 and Express.com subsequently filed for Chapter 11 bankruptcy protection. It is not expected that any further sums will be received in relation to this matter.


4. Taxation

                                                  6 months   6 months
                                                    to 31      to 31
                                                  December   December
                                                    2003       2002
                                                 GBP '000   GBP '000
Current tax
UK Taxation
UK corporation tax at 30% on profits for the
 period                                             1,166         --
Less double tax relief                               (150)        --
                                                 ---------  ----------
                                                    1,016         --
Adjustment in respect of prior periods
Operational                                          (148)        --
                                                 ---------  ----------
Total current UK tax                                  868         (9)
Foreign taxation
Current tax on income for the period                  692        992
Adjustments in respect of prior periods                --         11
                                                 ---------  ----------
Total current tax                                   1,560        994
Of which
   Group taxation                                   1,184          9
   Joint venture taxation                             376        985
                                                 ---------  ----------
                                                    1,560        994
                                                 ---------  ----------
Deferred taxation                                      17      1,260

Tax charge on profit on ordinary activities for
 the period                                         1,577      2,254
                                                 ---------  ----------
Of which
   Operational                                      1,577      2,254
                                                 ---------  ----------
Tax charge on profit on ordinary activities for
 the period                                         1,577      2,254
                                                 =========  =========



5. Earnings per share

The calculations of earnings per share are
 based on the following information:         6 months to  6 months to
                                             31 December  31 December
Weighted average number of shares:                2003         2002
                                               Number of    Number of
                                                 shares       shares
For basic earnings per share                139,745,533  139,822,559
Dilutive effect of share options              1,039,333      437,761

For diluted earnings per share              140,784,866  140,260,320
                                            ============ ============


                            Basic       Basic     Diluted     Diluted
                       6 months to 6 months to 6 months to 6 months to 31 December 31 December 31 December 31 December

                             2003        2002        2003        2002
                          GBP '000    GBP '000    GBP '000    GBP '000
  Profit for the
   financial period         6,249       4,414       6,249       4,414
  Goodwill amortisation       126         605         126         605
                       ----------- ----------- ----------- -----------
  Profit for the
   financial period
   before goodwill          6,375       5,019       6,375       5,019
                       =========== =========== =========== ===========
                         Pence per   Pence per   Pence per   Pence per
                             share       share       share       share
  Earnings per share          4.5         3.2         4.4         3.1
  Goodwill per share          0.1         0.4         0.1         0.4
                       ----------- ----------- ----------- -----------
  Earnings per share
   before goodwill
   amortisation               4.6         3.6         4.5         3.5
                       =========== =========== =========== ===========


6. Debtors
                                           31 December   31 December
                                               2003          2002
                                             Due   Due     Due   Due
                                            within after  within after
                                             one   one     one   one
                                             year  year    year  year
                                             GBP   GBP     GBP   GBP
                                             '000  '000    '000  '000
Trade debtors                              26,518    --  23,675     -
Prepaid licences                               --    --     672   502
Other debtors                               5,719    45   2,045   143
Prepayments                                 3,456    --   2,737     -
                                           ------- ----- ------- -----
                                           35,693    45  29,129   645
                                           ======= ===== ======= =====


7. Creditors

                           31 December 2003     31 December 2002
                            Due       Due        Due       Due
                           within    after     within     after
                          one year  one year   one year one year
                          GBP '000  GBP '000   GBP '000 GBP '000
Borrowings
Obligations under finance
 leases                        --        --        88         55
                          --------  --------   -------   --------
                               --        --        88         55
                          ========  ========   =======   ========

Other creditors
Bank loans and overdrafts      39        --        52          -
Trade creditors             7,526        --     8,050          -
Royalty creditors           2,684        --    10,124          -
Accruals and deferred
 income                     7,012        --     7,342        901
Corporation tax payable     6,310        --    11,673          -
Other creditors             3,465        --     4,376          -
                          --------  --------   -------   --------
                           27,036        --    41,617        901
                          --------  --------   -------   --------
                           27,036        --    41,705        956
                          ========  ========   =======   ========


8. Movement in shareholders' funds


                                                    Own
                               Ordinary            shares    Share
                                shares             Restated  Premium
                               Number of   Amount   Amount   account
                                shares    GBP '000 GBP '000 GBP '000


Balance as at 30 June 2003    139,961,523   2,799       --   138,315
Adjustment (see note 1)                --      --     (276)       --
                              -----------   -----     -----  -------
Balance as at 1 July 2003     139,961,523   2,799     (276)  138,315
Profit for the period                  --      --       --        --
Translation adjustment                 --      --       --        --
Goodwill previously written
 off to reserves, transferred
 to the profit and loss
 account                               --      --       --        --
Exercise of warrants              314,485       7       --        71
Purchase of own shares                 --      --   (2,485)       --
Cost of employee share
 options                               --      --       --        --
                              -----------   -----    -----   -------

Balance as at 31 December
 2003                         140,276,008   2,806   (2,761)  138,386
                              ===========  ======   =======  =======



                                  Profit
                         Other   and loss    Total
                       reserves   Account  Restated
                       GBP '000  GBP '000  GBP '000

Balance as at 30 June
 2003                       707   (66,044)   75,777
Adjustment (see note 1)      --        77      (199)
                       --------   --------   -------
Balance as at 1 July
 2003                       707   (65,967)   75,578
Profit for the period        --     6,249     6,249
Translation adjustment       --      (725)     (725)
Goodwill previously
 written off to
 reserves, transferred
 to the profit and loss
 account                     --       488       488
Exercise of warrants        (17)       --        61
Purchase of own shares       --        --    (2,485)
Cost of employee share
 options                     --        64        64
                       --------   --------   -------
Balance as at 31
 December 2003              690   (59,891)   79,230
                       ========   ========   ======


9. Reconciliation of operating profit to net cash inflow/(outflow) from operating activities

                                     6 months to       6 months to
                                   31 December 2003  31 December 2002
                                       GBP '000          GBP '000
Group operating profit                  4,802              2,593
Loss/(profit) on disposal of fixed
 assets                                    81                (38)
Depreciation of tangible fixed
 assets                                   985              1,086
Amortisation of goodwill                  126                134
Cost of employee share options             64                 31
Increase in working capital            (1,847)            (3,833)

Net cash inflow/(outflow) from
 operating activities                   4,211                (27)
                                   ================ ==================
10. Analysis of net funds


                                                    Exchange
                                     At               and       At 31
                                   30 June   Cash   non-cash  December
                                    2003     flow   movements   2003
                                  GBP '000 GBP '000 GBP '000  GBP '000
Cash at bank and in hand           27,946   (1,976)     (335)  25,635
Overdraft                              --      (39)       --      (39)
                                  --------  -------   ------- --------
                                   27,946   (2,015)     (335)  25,596
Short-term deposits and liquid
 resources                         30,296    2,057        69   32,422
                                  --------  -------   ------- --------
                                   58,242       42      (266)  58,018
Finance leases                        (23)      42       (19)      --
                                  --------  -------   ------- --------
Net funds                          58,219       84      (285)  58,018
                                   =======  ======= ==================


    11. Post Balance Sheet Events

    On 5 February 2004, the High Court approved a reduction in the Company's share premium account of GBP 60 million (following shareholders approval to the proposal at an Extraordinary General Meeting held on 12 December 2003). The reduction was registered at Companies House on 5 February 2004. The purpose behind the reduction was the directors' belief that it was appropriate to provide the Company with additional flexibility for possible distributions to shareholders. This does not imply however any commitment at this stage by the Company in relation to these matters, which the directors will keep under regular review.
    On 3 March 2004, the Group entered into a conditional agreement to acquire the entire share capital of IO Interactive for an initial consideration of GBP 23.0 million, which will be satisfied by GBP 21.0 million in cash and 1.5 million Eidos shares. Contingent consideration up to GBP 5.0 million in cash is payable dependent upon the number of new game units released in excess of 2.1 million units per annum over the four year period following completion.
    The interim financial information has been prepared on the basis of the accounting policies set out in the Company's 2003 statutory accounts. Those accounts, on which the auditors issued an unqualified audit opinion, have been delivered to the Registrar of Companies.
    The above interim financial information does not constitute statutory accounts (as defined in Section 240 of The Companies Act
1985) and is unaudited. However, the information has been reviewed by the auditors.
    The Interim Report for the six months to 31 December 2003 was approved by the Board of Directors on 4 March 2004.


Unaudited Consolidated Statements of Operations reconciled to US GAAP

                                                          Six months
                                                             ended
                                                          December 31

Reconciliation to US GAAP                             2003      2002
                                                             Restated*
                                                    GBP 000   GBP 000

Net income after tax (reported under UK GAAP)        6,249     4,414
Amortisation of goodwill
   Joint ventures goodwill amortisation                 --       471*
   Other goodwill amortisation                         126       134
Full consolidation of joint venture company             --        19
Revenue recognition                                    976      (976)
Prepaid advertising                                   (109)       --
Profit on disposal of investment                       488        --
                                                    ------- ---------
Net income in accordance with US GAAP                7,730     4,062
                                                    ------- ---------

Earnings per share in accordance with US GAAP         5.5p      2.9p*
                                                    ------- ---------


Unaudited Consolidated Balance Sheets Reconciled to US GAAP

Reconciliation to US GAAP                          December December
                                                      31,   31, 2002
                                                     2003   Restated
                                                    GBP 000  GBP 000

Equity Shareholders' funds (prepared under UK GAAP) 79,230    60,472
                                                   -------- ---------

Amortisation of goodwill
   Joint ventures goodwill amortisation                471*      471*
   Other goodwill amortisation                         390       134
Exchange differences on goodwill                        45        27
Full consolidation of joint venture company              -        19
Revenue recognition                                   (729)     (976)
Prepaid advertising                                   (109)        -
                                                   -------- ---------
                                                        68      (325)
                                                   -------- ---------

Shareholders' funds in accordance with US GAAP      79,298    60,147
                                                   -------- ---------

* We have revised the treatment of the amortization of joint venture goodwill in the Consolidated Statements of Operations reconciled to US GAAP. The December 2002 interims understated the US GAAP profit by GBP 471,000. The reconciliation above has been revised to reflect this treatment. This was also rectified in the June 2003 20F filing.

    CONTACT: Eidos plc
             Mike McGarvey / Stuart Cruickshank, 0208 636 3000
              or
             Brunswick UK
             Jonathan Glass / Wendel Carson, 020 7404 5959
              or
             Brunswick NY
             Nina Devlin, 001-212-333-3810

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        Eidos plc

By:     /S/ Stuart Cruickshank
        ------------------------
        Stuart Cruickshank
        Chief Financial Officer

By:     /S/ Michael McGarvey
        ------------------------
        Michael McGarvey
        Chief Executive Officer


Date: 4 March 2004

                                           Eidos Plc

                                           Form 6-K

                                       Table of Contents

The following documents were filed as part of this Form 6-K:

Exhibit                                                             Reference

Press Release dated March 4, 2004: Eidos plc Interim Results for First Half 2004 and Acquisition of IO Interactive